UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-39173

NovaBridge Biosciences

2440 Research Boulevard, Suite 400

Rockville, MD 20850

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

NovaBridge Adopts 2026 Omnibus Share Incentive Plan

The board of directors of NovaBridge Biosciences (the “Company”) has recently approved and authorized the Company’s 2026 Share Incentive Plan (the “2026 Plan”). Under the 2026 Plan, the maximum aggregate number of ordinary share of the Company that may be issued initially shall be 11,960,000 shares. The maximum aggregate number of shares authorized for issuance under the 2026 Plan will be subject to an annual increase on January 1 of each calendar year beginning in 2027, in an amount equal to the lesser of (i) 3% of the Company’s outstanding shares as of the immediately preceding December 31 and (ii) such smaller number as determined by the Board. The 2026 Plan became effective on July 13, 2026 and will continue in effect for a term of ten years.

Incorporation by Reference

The information set forth in this Report on Form 6-K shall be deemed to be incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-286954) and Form S-8 (File No. 333-239871, File No. 333-256603, File No. 333-265684, File No. 333-279842 and File No. 333-290195) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description

99.1	2026 Omnibus Share Incentive Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NovaBridge Biosciences

By	:	/s/ Kyler Lei
Name	:	Kyler Lei
Title	:	Chief Financial Officer

Date: July 17, 2026